Exhibit (a)(13)

Ignyta, Inc.

4545 Towne Centre Court

San Diego, CA 92121

January 10, 2018

Dear Stockholder:

We are pleased to inform you that, on December 21, 2017, Ignyta, Inc. (“Ignyta”) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Roche Holdings, Inc. (“Parent”) and Abingdon Acquisition Corp., a wholly owned subsidiary of Parent (“Purchaser”). In accordance with the Merger Agreement, Purchaser has commenced on January 10, 2018, a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of our common stock, par value $0.0001 per share (the “Shares”), at a price per Share of $27.00, net to the holder thereof in cash, without interest (the “Offer Price”) and subject to any withholding of taxes required by applicable law.

If successful, the Offer will be followed by the merger of Purchaser with and into Ignyta, with Ignyta surviving the merger as a wholly owned subsidiary of Parent (the “Merger”). In the Merger, each Share then outstanding (other than Shares (i) owned by Parent, Purchaser or any wholly owned subsidiary of Parent or held in the treasury of the Company or (ii) owned by holders who are entitled to and properly exercise appraisal rights under Delaware law) will be canceled and converted into the right to receive the Offer Price, in cash, without interest and subject to deduction for any withholding taxes required by applicable law.

The Board of Directors of Ignyta (the “Board”) unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, Ignyta and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby and declared that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable and fair to and in the best interests of Ignyta and its stockholders and (iii) resolved to recommend that Ignyta’s stockholders accept the Offer and tender all their Shares pursuant to the Offer. Accordingly, and for the other reasons described in more detail in the enclosed copy of Ignyta’s Solicitation/Recommendation Statement on Schedule 14D-9, the Board recommends that Ignyta’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer.

Accompanying this letter is (i) a copy of Ignyta’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Purchaser’s Offer to Purchase, dated January 10, 2018, which sets forth the terms and conditions of the Offer and (iii) a Letter of Transmittal containing instructions as to how to tender your shares into the Offer. We urge you to read the enclosed materials carefully. The Offer is scheduled to expire at 12:00 midnight, Eastern Time, at the end of the day on February 7, 2018, unless extended.

Sincerely,

/s/ JONATHAN E. LIM, M.D.

Jonathan E. Lim, M.D.

President, Chief Executive Officer and Chairman of the Board